UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
 New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Board of Directors (the “Board”) of BeyondSpring Inc. (the “Company”) appointed Dr. Jiangwen Majeti and Mr. Sihai Xu to the Board, effective immediately.

Dr. Majeti is an investor, biotech company advisor, and an executive with more than twenty years of experience in the biotech and pharmaceutical industry. Most recently, she was the Head of Global Collaborations and General Manager, China of Erasca, Inc. Prior to that, she was Global Category Leader for Roche External Alliance.  She is the past president and currently serves on the board of directors of the Chinese-American Biopharmaceutical Society. She is also a member of the BayHelix Group. Dr. Majeti earned her Ph.D. from the University of Wisconsin at Madison and obtained her postdoctoral training at the Howard Hughes Medical Institute of the University of California, San Francisco. She also earned an MBA from the Leavey School of Business at Santa Clara University, graduating as a member of the Beta Gamma Sigma Honor Society.  She completed her undergraduate studies in Biochemistry at Fudan University in China.

Mr. Xu has been an accomplished financial executive for almost thirty years.  Mr. Xu currently serves as the Chief Financial Officer and on the board of directors of BOJI Health Investment Management (Shanghai) Co. Ltd., which he joined in 2014. Previously, he was the Chief Financial Officer of Henan Plastic Surgery Hospital, the Chief Financial Officer of Shanghai BOJI Hospital Investment Management Co., Ltd., and the Chief Financial Officer of Henan Zhiyi Investment Management Co., Ltd.. As financial advisor and strategic investor, Mr. Xu have participated in pre-IPO, IPO, and major asset restructuring for dozens of public companies in China and Hong Kong. Mr. Xu received his MBA from Renmin University of China and his Bachelor’s Degree in Financial Accounting from Henan University of Economics and Law in China.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639, File No. 333-249816 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairperson and Chief Executive Officer
Date: August 29, 2022